UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 22, 2004

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	**0-24024**	**91-1277503**
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE

P.O. Box 3800
Lacey, Washington 98509
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 5.   OTHER EVENTS

On June 22, 2004, a press release was issued announcing a new stock repurchase plan authorized on June 16, 2004.   A copy of the press release is attached as Exhibit 99.1 and is incorporated herein in its entirety by reference.

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

(a)   Financial statements. - not applicable

(b)   Pro forma financial information. - not applicable

(c)   Exhibits.

99.1   Press Release dated June 22, 2004 announcing a new stock repurchase plan authorized on June 16, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: June 22, 2004   By: <u>Ken F. Parsons, Sr.</u>
                               President and Chief Executive Officer

Exhibit 99.1

PRESS RELEASE

Tuesday, June 22, 2004

For Immediate Release

Contact: Ken F. Parsons, Sr., Chairman
             (360) 459-1100
             (360) 459-0137 (Fax)


Venture Financial Group
Announces New Stock Repurchase Plan


OLYMPIA, Wash., June 22, 2004 - Venture Financial Group, Inc., announced that on Wednesday, June 16, 2004, its board of directors approved a new stock repurchase program. Under the program, the Company is authorized to buy 200,000 shares of its common stock or approximately 3.12% of the total common shares currently outstanding. The stock repurchase program authorizes the Company to make scheduled purchases over time in either privately negotiated transactions or through the open market. The planned repurchases will, among other things, be subject to applicable federal securities laws. Some of the Company's executive officers and directors have indicated that they may sell shares under the stock repurchase plan.

Venture Financial Group, Inc. is the parent company of Venture Bank. Venture Bank, with 20 offices in four western Washington counties, offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products and other banking services. The bank also provides a broad range of investment services through its subsidiary Venture Wealth Management, Inc. Further information about the Bank may be found on the Internet at www.venture-bank.com.